



2023 REPORT

Invisible Foundry

LETTER

Dear investors,

Looking back over the past year brings a sense of achievement and optimism. Last year significant milestones were achieved. We had specific goals in mind, and we not only met these targets but also surpassed them, achieving additional accomplishments that have further solidified our position in the industry.

One of the cornerstones of our success has been our ability to expand our intellectual property (IP) portfolio. This expansion was not just about quantity; it was a testament to our commitment to creating unique and valuable assets. Throughout this process, we encountered learning opportunities, particularly in streamlining the IP development and filing procedures. These experiences have not only enhanced our operational efficiency but have also ingrained a culture of continuous improvement within our team.
The growth we experienced over the past year was not limited to our IP portfolio. It necessitated a scaling of our human resources as well. Each of our partners witnessed the need to involve additional team members to manage the expanding scope of work. Bringing in new people has made our team work together better and brought in lots of new ideas. It has brought a diversity of perspectives and expertise that has, in turn, expanded the depth and breadth of our collective knowledge. Moreover, it has bolstered our intellectual assets, making them more robust and multifaceted.

We are poised to leverage the foundations we have built over the past year. The insights gained, the processes optimized, and the relationships created during this time are invaluable assets that will guide our strategic directions and operations in the coming years. Our vision for the future is ambitious yet achievable, grounded in the lessons learned and the successes achieved thus far.

The past year has been a remarkable chapter in our startup's story, filled with growth, learning, and success. As we move forward, we remain committed to innovation, excellence, and the pursuit of our goals. With our talented team, intellectual property portfolio, and a culture that fosters growth and innovation, we are going to continue to navigate the challenges ahead and seize the opportunities that lie before us. Together, we will continue to shape the future of our industry and create lasting value for our stakeholders.

We need your help!

Invisible Foundry offers a unique opportunity for industry leaders and investors interested in the intersection of intellectual property (IP) development and technology as the backbone of the future of information technology. Warm introductions to any accredited investor contacts or leaders in specific industries to support our growth.

Invisible Foundry is open to license, co-invent, and even funding projects that align with the interests of investors looking to back innovative and scalable IP ventures with a clear pathway to commercialization and market impact.

Sincerely,

Andrew Van Valer

Founder and CEO

Raymond St. Martin

President

How did we do this year?

REPORT CARD

A+

☺ The Good

Our partner Esaiyo showcases our technology and heritage synergy, enriching Barbados' story globally.

Our music partner LOI marks a future where tech amplifies musical creativity and reach.

With our addition of vehicle IP, our IP expands, with patents and trademarks allowing for additional opportunities.

☹ The Bad

A contract negotiation with a prominent music company in the UK is experiencing more delays than anticipated.

Our effort to secure funding for further development of intellectual property is extended due to updated legal requirements.

Following the assessment by our new attorneys in Wyoming, certain documents required revisions based on their legal review.

2023 At a Glance

January 1 to December 31



$10,000 [0%]
Revenue



-$166,723
Net Loss



$1,004 +655%
Short Term Debt



$141,413
Raised in 2023



$27,653
Cash on Hand
As of 03/26/24

INCOME   BALANCE   NARRATIVE



● Revenues ● Profit

US$10,000

-US$16,250

US$10,000

-US$166,723

2022   2023

Net Margin: -1,667%   Gross Margin: 0%   Return on Assets: -382%   Earnings per Share: -$0.01   Revenue per Employee: $0

Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 59%

📄 Invisible_Foundry_Financials_2021_2022_Wefunder_Final_041023.pdf

📄 Invisible_Foundry_Financials_2023_Wefunder_Final.pdf

We ❤️ Our 20 Investors

Thank You For Believing In Us

Kelsey Van Valer	Ron Van Valet	Manny Cuaresma	Melody Russell	Andre Lafleur	Steve Pihl
Trevor Downey	Geyer Investments	Stuart Newton	Ellen Larsen	Quinn Nichols	Julia Nichols
Branden Van Valer	Conner Van Valer	Benson Wen	Susan Kisten	Steve Cassingham	

Thank You!

From the Invisible Foundry Team



Andrew Van Valer 🐦 in
Founder and CEO



Raymond St. Martin in
Founder and President

Andrew is a veteran Silicon Valley entrepreneur, adviser and investor. He has over 35 years' experience creating successful strategies and driving innovation in multiple...

Raymond has been leading media and technology companies for the past 18 years. He launched the first ever peer-to-peer review site in 2001 and has worked with...

Details

The Board of Directors

Director	Occupation	Joined
Andrew Van Valer	COO @ Esaiyo Inc.	2022
Raymond St. Martin	Chief Executive Officer @ Esaiyo Inc.	2022

Officers

Officer	Title	Joined
Andrew Van Valer	CEO	2022
Raymond St. Martin	President	2022

Voting Power

Holder	Securities Held	Voting Power
Raymond St. Martin	500,000 Class A Common Stock	50.0%
Andrew Van Valer	500,000 Class A Common Stock	50.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
12/2022	$2,286		Other
01/2023	$5,000	Safe	Section 4(a)(2)
01/2023	$25,000	Safe	Section 4(a)(2)
04/2023	$21,627		Other
05/2023	$87,500		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Raymond St. Martin	12/31/2022	$2,286	$695	0.0%		Yes
Geyer Investments	04/01/2023	$21,627	$21,627	0.0%		Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class C Preferred	10,000,000	0	No
Class A Common Stock	1,000,000	1,000,000	Yes
Class B Common	29,000,000	27,278,150	No

Warrants: 0
Options: 0

Form C Risks:

We are a start-up business. We have a limited Intellectual Property history on which to base expectations about our future results.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We may have to defend ourselves against claims of intellectual property infringement, which could be very expensive for us and harm our business and financial condition.

If we fail to successfully continue to license our IP, our business could be harmed in the short term or long term.

We are thinly capitalized; we have limited operating capital to work from that might affect the business.

The market for our licenses is dependent on the general economic climate, which may turn down and cause our business to suffer.

We may have exposure to uninsured financial losses that are unanticipated or have limited coverage.

Raymond St. Martin and Andrew Van Valer are part-time officers. There are zero full time employees at the Company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❷ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Invisible Foundry, Inc.
Wyoming Corporation
Organized April 2022
0 employees
30 N Gould Str
Ste R
Sheridan WY 82801 http://www.invisiblefoundry.com

Business Description

Refer to the Invisible Foundry profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Invisible Foundry is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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